[redacted]

05039831

603/23/05

MAR 0 2 2005
WASH. D.C.
179
SECTION

ES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bristol Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street, 15th Floor
(No. and Street)

New York (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan P. Donenfeld — (212)-572-6306 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufmann, Gallucci & Grumer LLP
(Name – *if individual, state last, first, middle name*)

One Battery Park Plaza (Address) — New York (City) — NY (State) — 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan P. Donenfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bristol Investment Group, Inc, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

LEATHA BOULDRICK
Notary Public, State of New York
No. 41-4945918
Qualified in Queens County
Commission Expires January 27, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bristol Investment Group, Inc.

Report on Statement of
Financial Condition

As of December 31, 2004

Bristol Investment Group, Inc.

Contents

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent auditor's report

The Shareholder
Bristol Investment Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Bristol Investment Group, Inc., as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on my audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bristol Investment Group, Inc., as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 7, 2005

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

Bristol Investment Group, Inc.

Statement of financial condition

December 31, 2004

Assets

Cash and cash equivalents	$	55,077
Other assets		6,392
Deposit		3,600
Due from related parties		44,697
Fixed assets, net of accumulated depreciation of $		2,224
Total assets	$	111,990

Liabilities and Shareholder's Equity

Liabilities		
Taxes payable	$	500
Accounts payable and accrued expenses		6,139
Total liabilities		6,639
Commitments		
Shareholder's equity		
Common shares, no par value; authorized, 200 shares; issued and outstanding, 100 shares		100
Additional paid-in capital		382,400
Retained earnings		(277,149)
Total shareholder's equity		105,351
Total liabilities and shareholder's equity	$	111,990

The accompanying notes are an integral part of this financial statement.

Bristol Investment Group, Inc.

Notes to financial statement

Year ended December 31, 2004

Note 1. Organization and net capital

Bristol Investment Group, Inc. (the "Company") was incorporated in the state of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc.

The Company acts as agent in the private placements of securities and provides consulting services. During the year ended December 31, 2004, one customer comprised approximately 77% of the Company's fee income.

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires that the Company maintain minimum net capital, as defined, of $5,000 or one-fifteenth of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2004, the Company's net capital exceeded this requirement by approximately $43,000.

Note 2. Significant accounting policies

Private placement fees and consulting fees are recorded at the time the private placement or service is completed.

Computer equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Related party transactions

At December 31, 2004, due from related parties consists of amounts due from the shareholder and an entity with the shareholder in the amounts of approximately $15,000 and $30,000, respectively. The amount from an affiliated entity is represented by a promissory note. The note bears interest at the rate of twelve percent per annum and becomes due and payable December 17, 2005

During 2004 Company paid a management fee in the amount of $20,000 to an entity affiliated with the shareholder.

The Company is dependent on the shareholder for continuing financial support. The shareholder has indicated his intent to continue funding the Company through January 1, 2006.

Note 4. Commitments

The Company also has an office service agreement (the "Agreement") whereby it leases office space, administrative services and telephone equipment. This Agreement has a base monthly charge of approximately $3,600. The agreement may be canceled by either party upon two months notification. Rent expense incurred during the year amounted to approximately $47,000.

Note 5. Income taxes

The Company files its tax returns on a cash basis. A summary of the Company's net operating losses for federal income tax purposes is the following:

Amount	Expiring
$23,000	2020
57,000	2021
180,000	2022
75,000	2023
48,000	2024

A 100% valuation allowance of approximately $84,000 has been established to reserve for the deferred tax asset arising from the net operating loss since there is no assurance that the benefit will be realized in the future.